Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

The following is a transcript of a video made available to employees of The E.W. Scripps Company on November 17, 2014 from Rich Boehne, Board Chairman, President and CEO.

***

Hey everybody. It's Rich. I’m back for our monthly update on the deal with Journal Communications.

As you all well know, it’s a lot of hard work trying to pull off two spins and two merges to end up with two new companies. Many thanks to all of you who are working on this in addition to your day jobs. The good news is, we’re on track, we believe we'll close the deal in the first half of 2015.

Several crucial approvals though are necessary between now and closing. First, we need the go-ahead from the Federal Communications Commission, the FCC. That’s very near, we believe, and we don’t know of any significant obstacles. Second, we need clearance from the Securities and Exchange Commission, the SEC. Which, by the way, is very different from the SEC where they play the finest college football in the nation, each and every weekend. The Securities and Exchange Commission must review all shareholder communications. We plan to have documents in front of them later this month. Finally, third and fourth, we need approval from the shareholders of Scripps and the shareholders of Journal Communications. Those votes will be scheduled after we clear the SEC. Bottom line on the approvals: so far, so good.

From an internal standpoint, the integration teams are making great progress. Last week, Tim Stautberg and Adam Symson announced some changes to the way in which Journal Media Group and Scripps Digital will be structured after the deal. Be sure to read about it on WorkLife.

As some of you know by now, even after the deal is finished, Scripps and Journal Media Group will continue to have strong ties, very much so for the remainder of 2015.

For example, the benefits you chose this month in open enrollment will remain with you regardless of whether you stay with Scripps or move to Journal Media Group in 2015. Journal Communications employees will likewise keep their plans through 2015.

As I said at the beginning, this is a time-consuming and stressful project for many in the company. For some of you, it’s downright unsettling and uncomfortable. I thank you for your patience and your understanding.

We’re moving as fast as we can and the very same things we do here goes on up at Journal Communications in Milwaukee. We’ll let you know as soon as possible if there are other significant decisions that are made. In the meantime, you can always talk to your supervisor, or call or email me if you have questions that you think I can best answer.

Thanks so much and I'll see you soon.

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on

March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.